AH 3/18/2002

02019388

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED MAR 05 2002 340

SEC FILE NUMBER
8-41424

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2001 (MM/DD/YY) AND ENDING 12/31/2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Friedman, Billings, Ramsey & Co., Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1001 Nineteenth Street North
(No. and Street)

Arlington	VA	22209
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Janelle Schutt 703-312-9747
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Arthur Andersen LLP
(Name — *if individual, state last, first, middle name*)

8000 Towers Crescent Drive	Vienna	VA	22182
(Address)	(City)	(State)	Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 01 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AH 3/27/2002

OATH OR AFFIRMATION

I, Kurt R. Harrington, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Friedman, Billings, Ramsey & Co., Inc., as of December 31, ~~19~~ 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ANDERSEN

FBR

Friedman, Billings, Ramsey & Co., Inc.

Statement of financial condition
As of December 31, 2001
Together with auditors' report

ANDERSEN

Report of independent public accountants

To the Board of Directors of
Friedman, Billings, Ramsey & Co., Inc.:

We have audited the accompanying statement of financial condition of Friedman, Billings, Ramsey & Co., Inc. (the Company) as of December 31, 2001. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Friedman, Billings, Ramsey & Co., Inc. at December 31, 2001, in conformity with accounting principles generally accepted in the United States.

Arthur Andersen LLP

Vienna, Virginia
January 31, 2002

Friedman, Billings, Ramsey & Co., Inc.

Table of contents

Friedman, Billings, Ramsey & Co., Inc.

Statement of financial condition
As of December 31, 2001

Assets:	
Cash and cash equivalents	$ 35,270,136
Receivables–	
Clearing broker	44,048,414
Affiliates	12,112,686
Investment banking	3,430,435
Other	1,525,595
Marketable trading account securities, at market value	15,706,142
Investment securities	836,292
Furniture, equipment, software, and leasehold improvements, at cost, less accumulated depreciation and amortization of $8,783,613	3,878,690
Prepaid expenses and other assets	1,069,276
Total assets	$117,877,666

Liabilities and stockholder's equity

Liabilities:	
Securities sold but not yet purchased, at market value	$ 13,376,601
Accounts payable and accrued expenses	15,365,112
Accrued compensation and benefits	22,620,967
Short-term secured loans	195,367
Short-term subordinated revolving loan	10,000,000
Total liabilities	61,558,047
Stockholder's equity:	
Common stock, $1 par value, 2,000 shares authorized, 1,135 shares issued and outstanding	1,135
Additional paid-in capital	89,903,117
Retained deficit	(33,584,633)
Total stockholder's equity	56,319,619
Total liabilities and stockholder's equity	$117,877,666

The accompanying notes are an integral part of this statement.

1. Organization and nature of business:

Friedman, Billings, Ramsey & Co., Inc. (the Company) is a broker-dealer registered with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers, Inc. The Company is a Delaware corporation engaged in a single line of business as a securities broker-dealer, which includes institutional brokerage and investment banking activities. The Company is a wholly owned subsidiary of Friedman, Billings, Ramsey Group, Inc. (FBR Group).

2. Significant accounting policies:

Cash and cash equivalents

Cash equivalents are highly liquid investments with original maturities of less than 90 days that are not held for sale in the ordinary course of business. The majority of the Company's cash equivalents are invested in money market funds

Securities transactions

The Company acts as an introducing broker executing transactions for customers and forwarding all such transactions to a clearing broker on a fully disclosed basis. The Company neither holds funds or securities for, nor owes funds or securities to, customers. Securities transactions are recorded on a trade-date basis. Trading account securities are recorded at market value.

Marketable trading account securities and securities sold but not yet purchased are recorded at market value.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Depreciation and amortization

Furniture, equipment, and software are depreciated using the straight-line method over their estimated useful lives of three to five years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

Restructuring charge

During the fourth quarter of 2001, management of the Company implemented an overall cost reduction plan that included the termination of 32 employees and plans to vacate leased office space. In association with this cost reduction policy, the Company has recorded a restructuring charge in the statement of income that includes the severance pay and benefits given to employees terminated under the plan of $735,791, as well as the write-off of $440,000 in leasehold improvements and future lease payments related to the office space vacated of $216,000. The Company plans to complete the implementation of the plan by February of 2002. As of December 31, 2001, $395,514 remained accrued related to severance costs.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. Receivable from clearing broker:

The Company clears all of its proprietary and customer transactions through another broker-dealer on a fully disclosed basis. The amount receivable from the clearing broker represents cash on hand with the clearing broker plus proceeds from unsettled securities sold short and less amounts payable for unsettled securities purchased by the Company. The amounts payable are collateralized by securities owned by the Company.

4. Related party transactions:

The Company is a member of an operating group of affiliates that may provide or receive services to and from each other. From time to time, FBR Group and other affiliates may record executive compensation expenses and other costs which, in part, may be based on the Company's operations. Accordingly, the statement of financial condition may not necessarily be indicative of the financial position that would have existed had the Company been operated as an unaffiliated corporation.

Receivable from affiliates consisted of the following as of December 31, 2001:

Income tax receivable from FBR Group	$ 11,980,856
Other	131,830
	$ 12,112,686

The income tax receivable represents benefits generated by the Company that will be utilized to offset taxable income of FBR Group and its other subsidiaries when filing the consolidated Federal and state income tax returns.

The accompanying notes are an integral part of this statement.

On a monthly basis, the Company reimburses FBR Group for its share of compensation that FBR Group pays employees. These amounts are presented net as a receivable or payable to FBR Group and are included in other receivables from affiliates.

5. Securities:

Marketable trading securities and securities sold but not yet purchased as of December 31, 2001, consisted of the following:

	Owned	Sold but not yet purchased
Corporate stocks	$ 15,355,425	$ 13,356,601
Corporate bonds	350,717	20,000
	$ 15,706,142	$ 13,376,601

Investment securities as of December 31, 2001, consisted of the following:

	Owned
Common stock	$ 435,021
Warrants	202,031
Mutual funds	199,240
	$ 836,292

6. Long-term secured loans:

The Company has two long-term loans requiring fixed monthly principal and interest payments totaling $35,205. Each loan bears interest at an annual rate based on the one-month commercial paper rate, as published by the Federal Reserve Board. As of December 31, 2001, the interest rate on the loans was 4.60 percent. The loans are collateralized by certain furniture, equipment, and leasehold improvements of the Company and are scheduled to be entirely repaid in January 2002, and November 2002, respectively.

7. Subordinated revolving loans:

As of December 31, 2001, the Company had $10 million outstanding under a $40 million unsecured revolving subordinated credit line with an affiliate of its clearing broker with an interest rate equal to the broker call rate plus 2 percent, or 4.75 percent. The Company has until December 22, 2002, to repay the amount outstanding under this agreement. At December 31, 2001 this credit line had expired and as a result the remaining $30 million of the facility is not available to borrow. The Company is currently negotiating to renew the credit line with the same affiliate of its clearing broker. The purpose of this line of credit is to make additional funds available to meet regulatory net capital requirements for participation in underwriting public offerings. The line of credit is treated as capital in computing net capital under the Securities and Exchange Commission's Uniform Net Capital Rule.

8. Off-balance-sheet risk and concentrations of risk:

The Company functions as an introducing broker that places and executes customer orders. The orders are settled by an unrelated clearing broker that also maintains custody of customer securities and provides financing to customers. Through indemnification provisions in the Company's agreement with its clearing broker, the Company's customer activities may expose it to off-balance-sheet credit risk. The Company may have to reimburse the clearing broker for losses incurred at prevailing market prices in the event the customer fails to settle a trade according to its original terms or in the event cash and securities in customer margin accounts are not sufficient to fully cover customer losses.

The securities industry is subject to numerous risks, including the risk of loss associated with the underwriting, ownership, and trading of securities, and the risk of reduced revenues in periods of reduced demand for security offerings and activity in secondary trading markets. Changing economic and market trends may negatively impact the liquidity and value of the Company's investments and the level of security offerings underwritten by the Company which may adversely affect the Company's revenues and profitability.

Positions taken and commitments made by the Company in connection with its investment banking activities may involve significant exposure to individual issuers and industry sectors, including non-investment grade securities which have low trading volumes. This may expose the Company to a higher degree of risk than is associated with investment grade instruments.

In addition, the Company has sold securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the financial statements at December 31, 2001, at market values of the related securities and will incur a loss if the market value of the securities increases subsequent to December 31, 2001.

10. Commitments and contingencies:

The Company leases premises under long-term lease agreements requiring minimum annual rental payments that are adjusted for increases in the Consumer Price Index. The Company also pays certain operating costs under these agreements.

Future minimum aggregate annual lease payments (assuming CPI remains constant) under these noncancelable leases are as follows:

Year ending December 31	
2002	$ 3,035,227
2003	2,665,209
2004	1,333,981
2005	166,812
2006	97,071
	$ 7,298,300

The accompanying notes are an integral part of this statement.

Equipment and office rent expense, including operating cost pass-through, was $4,113,203 for the year ended December 31, 2001.

As of December 31, 2001, the Company was not a defendant or plaintiff in any lawsuit or arbitration that was expected to have a material adverse effect on the Company's financial condition.

Many aspects of the Company's business involve substantial risks of liability and litigation. Underwriters and broker-dealers are exposed to liability under Federal and state securities laws, other Federal and state laws and court decisions, including decisions with respect to underwriters' liability and limitations on indemnification, as well as with respect to the handling of customer accounts. For example, underwriters may be held liable for material misstatements or omissions of fact in a prospectus used in connection with the securities being offered and broker-dealers may be held liable for statements made by their securities analysts or other personnel. In certain circumstances, broker-dealers may also be held liable by customers and clients for losses sustained on investments. In recent years, there has been an increasing incidence of litigation involving the securities industry, including class actions that seek substantial damages. The Company is also subject to the risk of litigation, including litigation that may be without merit. As the Company intends actively to defend such litigation, significant legal expenses could be incurred. An adverse resolution of any future litigation against the Company could materially affect the Company's operating results and financial condition.

11. Net capital computation:

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2001, the Company had net capital of $35,463,443 which was $32,931,038 in excess of its required net capital of $2,532,405. The Company's aggregate indebtedness to net capital ratio was 1.07 to 1 at December 31, 2001.

The Company is exempt from the provisions of Rule 15c3-3 under the Securities and Exchange Act of 1934 because all customer transactions are cleared through another broker-dealer on a fully disclosed basis.